# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IN8BIO, INC., CIK 0001740279
CUSIP: 45674E109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001104659-21-105119
Filed by CIK 0001714576
Persons authorized to receive notices and communications: Bios Equity Partners, LP, 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107, (817) 984-9197

## Reporting persons
- BIOS Fund II, LP (CIK 0001714576): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,147; sole dispositive power 0; shared dispositive power 19,147; aggregate amount beneficially owned 19,147 (0.2% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
- BIOS Fund II QP, LP (CIK 0001716869): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 62,554; sole dispositive power 0; shared dispositive power 62,554; aggregate amount beneficially owned 62,554 (0.6% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
- BIOS Fund II NT, LP (CIK 0001728851): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,373; sole dispositive power 0; shared dispositive power 8,373; aggregate amount beneficially owned 8,373 (0.1% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
- BIOS Incysus Co-Invest I, LP (CIK 0001740029): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 33,247; sole dispositive power 0; shared dispositive power 33,247; aggregate amount beneficially owned 33,247 (0.3% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer. As of December 24, 2025, all shares owned by BIOS Incysus Co-Invest I, LP have been sold.
- BIOS Fund III, LP (CIK 0001791917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,024; sole dispositive power 0; shared dispositive power 19,024; aggregate amount beneficially owned 19,024 (0.2% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
- BIOS Fund III QP, LP (CIK 0001791916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 124,253; sole dispositive power 0; shared dispositive power 124,253; aggregate amount beneficially owned 124,253 (1.3% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
- BIOS Fund III NT, LP (CIK 0001791910): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 20,066; sole dispositive power 0; shared dispositive power 20,066; aggregate amount beneficially owned 20,066 (0.2% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
- Bios Clinical Opportunity Fund, LP (CIK 0001988639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 104,693; sole dispositive power 0; shared dispositive power 104,693; aggregate amount beneficially owned 104,693 (1.1% of the class)
  Comment: Shared voting and dispositive power includes a total of 104,693 shares of common stock, par value $0.0001 per share ("Shares") issuable upon the exercise of warrants directly held by Bios Clinical Opportunity Fund, LP ("Bios COF"), consisting of 81,059 pre-funded warrants and 23,634 Series C warrants as of the date hereof (together, the "Bios COF Warrants"). All of the Bios COF Warrants are exercisable as of the date hereof. However, each of the Bios COF Warrants is subject to a restriction on exercise to the extent the beneficial ownership of the Reporting Persons would exceed 9.99% (the "Beneficial Ownership Limitation").
- BP Directors, LP (CIK 0001813311): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shared voting and dispositive power consists of 0 Shares issuable upon exercise of options granted in consideration for Travis Whitfill's services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the "Bios Directors Options"). Pursuant to an agreement with BP Directors, LP ("Bios Directors"), Mr. Whitfill has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer while affiliated with Bios Directors (including the Bios Directors Options) merely as a nominee for Bios Directors. Mr. Whitfill is not currently an affiliate of any of the Reporting Persons. Percentage based on 9,761,425 Shares, consisting of (i) 9,761,425 Shares outstanding as of December 19, 2025, provided by Issuer, and (ii) 0 Shares issuable upon exercise of the Bios Directors Options.
- Bios Equity Partners, LP (CIK 0001813314): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
  
  Shared voting and dispositive power consists of 0 Shares issuable upon exercise of the Bios Directors Options. Bios Equity Partners, LP ("Bios Equity I") is the general partner of Bios Directors. In its capacity as the general partner of Bios Directors, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors.
- Bios Equity Partners II, LP (CIK 0001813313): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 123,321; sole dispositive power 0; shared dispositive power 123,321; aggregate amount beneficially owned 123,321 (1.3% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
  
  Shared voting and dispositive power consists of of (i) 19,147 Shares directly held by Bios Fund II, LP ("Bios Fund II"), (ii) 62,554 Shares directly held by Bios Fund II QP, LP ("Bios Fund II QP"), (iii) 8,373 Shares directly held by Bios Fund II NT, LP ("Bios Fund II NT") and (iv) 33,247 Shares directly held by BIOS Incysus Co-Invest I, LP ("BIOS Incysus"), in each case, as of the date hereof. Bios Equity Partners II, LP ("Bios Equity II") is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and BIOS Incysus. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
- BIOS Equity Partners III, LP (CIK 0001831976): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 163,343; sole dispositive power 0; shared dispositive power 163,343; aggregate amount beneficially owned 163,343 (1.7% of the class)
  Comment: Percentage based on 9,761,425 outstanding shares as of December 19, 2025, provided by Issuer.
  
  Shared voting and dispositive power consists of of (i) 19,024 Shares directly held by Bios Fund III, LP ("Bios Fund III"), (ii) 124,253 Shares directly held by Bios Fund III QP ("Bios Fund III QP"), and (iii) 20,066 Shares directly held by Bios Fund III NT ("Bios Fund III NT"), in each case, as of the date hereof. Bios Equity Partners III, LP ("Bios Equity III") is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
- Bios Equity COF, LP (CIK 0002000747): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 104,693; sole dispositive power 0; shared dispositive power 104,693; aggregate amount beneficially owned 104,693 (1.1% of the class)
  Comment: Shared voting and dispositive power includes a total of 104,693 Shares issuable upon the exercise of the Bios COF Warrants that are not currently exercisable due to the Beneficial Ownership Limitation. Bios Equity COF, LP ("Bios Equity COF") is the general partner of Bios COF. In its capacity as the general partner of Bios COF, Bios Equity COF may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios COF.
- Cavu Management, LP (CIK 0001813270): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 286,664; sole dispositive power 0; shared dispositive power 286,664; aggregate amount beneficially owned 286,664 (2.9% of the class)
  Comment: Shared voting and dispositive power consists of (i) 0 Shares issuable upon exercise of the Bios Directors Options, (ii) 19,147 Shares directly held by Bios Fund II, (iii) 62,554 Shares directly held by Bios Fund II QP, (iv) 8,373 Shares directly held by Bios Fund II NT, (v) 33,247 Shares directly held by BIOS Incysus, (vi) ) 19,024 Shares directly held by Bios Fund III, (vii) 124,253 Shares directly held by Bios Fund III QP and (viii) 20,066 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the "Bios Equity II Entities"). Bios Equity Partners III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the "Bios Equity III Entities"). Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities. Percentage based on 9,761,425 Shares, consisting of (i) 9,761,425 Shares outstanding as of December 19, 2025, provided by Issuer, and (ii) 0 Shares issuable upon exercise of the Bios Directors Options.
- BIOS Capital Management, LP (CIK 0001813845): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 391,357; sole dispositive power 0; shared dispositive power 391,357; aggregate amount beneficially owned 391,357 (4% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of (i) 0 Shares issuable upon exercise of the Bios Directors Options, (ii) 19,147 Shares directly held by Bios Fund II, (iii) 62,554 Shares directly held by Bios Fund II QP, (iv) 8,373 Shares directly held by Bios Fund II NT, (v) 33,247 Shares directly held by BIOS Incysus, (vi) ) 19,024 Shares directly held by Bios Fund III, (vii) 124,253 Shares directly held by Bios Fund III QP, (viii) 20,066 Shares directly held by Bios Fund III NT, and (ix) 104,693 Shares issuable upon exercise of the Bios COF Warrants, in each case, as of the date hereof. Excludes a total of 2,742,506 Shares issuable upon the exercise of the Bios COF Warrants that are not currently exercisable due to the Beneficial Ownership Limitation. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner of the Bios III Entities. Bios Equity COF is the general partner of Bios COF. Bios Capital Management, LP ("Bios Management") is a general partner of Bios Equity I, Bios Equity II, Bios Equity III, and is the general partner of Bios Equity COF. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III and the general partner of Bios Equity COF, Bios Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities, the Bios Equity III Entities and Bios COF. Percentage based on 9,866,118 Shares, consisting of (i) 9,761,425 Shares outstanding as of December 19, 2025, provided by Issuer, (ii) 0 Shares issuable upon exercise of the Bios Directors Options, and (iii) 104,693 Shares issuable upon exercise of the Bios COF Warrants.
- Cavu Advisors, LLC (CIK 0001813310): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 286,664; sole dispositive power 0; shared dispositive power 286,664; aggregate amount beneficially owned 286,664 (2.9% of the class)
  Comment: Shared voting and dispositive power consists of (i) 0 Shares issuable upon exercise of the Bios Directors Options, (ii) 19,147 Shares directly held by Bios Fund II, (iii) 62,554 Shares directly held by Bios Fund II QP, (iv) 8,373 Shares directly held by Bios Fund II NT, (v) 33,247 Shares directly held by BIOS Incysus, (vi) ) 19,024 Shares directly held by Bios Fund III, (vii) 124,253 Shares directly held by Bios Fund III QP and (viii) 20,066 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the "Bios Equity II Entities"). Bios Equity Partners III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the "Bios Equity III Entities"). Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities. Percentage based on 9,761,425 Shares, consisting of (i) 9,761,425 Shares outstanding as of December 19, 2025, provided by Issuer, and (ii) 0 Shares issuable upon exercise of the Bios Directors Options.
- BIOS Advisors GP, LLC (CIK 0001813844): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 391,357; sole dispositive power 0; shared dispositive power 391,357; aggregate amount beneficially owned 391,357 (4% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of (i) 0 Shares issuable upon exercise of the Bios Directors Options, (ii) 19,147 Shares directly held by Bios Fund II, (iii) 62,554 Shares directly held by Bios Fund II QP, (iv) 8,373 Shares directly held by Bios Fund II NT, (v) 33,247 Shares directly held by BIOS Incysus, (vi) 19,024 Shares directly held by Bios Fund III, (vii) 124,253 Shares directly held by Bios Fund III QP (viii) 20,066 Shares directly held by Bios Fund III NT, and (ix) 104,693 Shares issuable upon exercise of the Bios COF Warrants, in each case, as of the date hereof. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner of the Bios III Entities. Bios Equity COF is the general partner of Bios COF. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III, and is the general partner of Bios Equity COF. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities, the Bios Equity III Entities and Bios COF. Percentage based on 9,866,118 Shares, consisting of (i) 9,761,425 Shares outstanding as of December 19, 2025, provided by Issuer, (ii) 0 Shares issuable upon exercise of the Bios Directors Options, and (iii) 104,693 Shares issuable upon exercise of the Bios COF Warrants.
- Kreis Leslie W. (CIK 0001813316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 286,664; sole dispositive power 0; shared dispositive power 286,664; aggregate amount beneficially owned 286,664 (2.9% of the class)
  Comment: Shared voting and dispositive power consists of (i) 0 Shares issuable upon exercise of the Bios Directors Options, (ii) 19,147 Shares directly held by Bios Fund II, (iii) 62,554 Shares directly held by Bios Fund II QP, (iv) 8,373 Shares directly held by Bios Fund II NT, (v) 33,247 Shares directly held by BIOS Incysus, (vi) ) 19,024 Shares directly held by Bios Fund III, (vii) 124,253 Shares directly held by Bios Fund III QP and (viii) 20,066 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner the Bios III Entities. Cavu Management, LP is a general partner of Bios Equity I, Bios Equity II, and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities and the Bios Equity III Entities. Percentage based on 9,761,425 Shares, consisting of (i) 9,761,425 Shares outstanding as of December 19, 2025, provided by Issuer, and (ii) 0 Shares issuable upon exercise of the Bios Directors Options.
- Fletcher Aaron G.L. (CIK 0001789490): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 391,357; sole dispositive power 0; shared dispositive power 391,357; aggregate amount beneficially owned 391,357 (4% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of (i) 0 Shares issuable upon exercise of the Bios Directors Options, (ii) 19,147 Shares directly held by Bios Fund II, (iii) 62,554 Shares directly held by Bios Fund II QP, (iv) 8,373 Shares directly held by Bios Fund II NT, (v) 33,247 Shares directly held by BIOS Incysus, (vi) ) 19,024 Shares directly held by Bios Fund III, (vii) 124,253 Shares directly held by Bios Fund III QP (viii) 20,066 Shares directly held by Bios Fund III NT, and (ix), 398,297 Shares issuable upon exercise of the Bios COF Warrants, in each case, as of the date hereof. Excludes a total of 2,742,506 Shares issuable upon the exercise of the Bios COF Warrants that are not currently exercisable due to the Beneficial Ownership Limitation. Bios Equity Partners I is the general partner of Bios Directors. Bios Equity Partners II is the general partner of the Bios II Entities. Bios Equity Partners III is the general partner of the Bios III Entities. Bios Equity COF is the general partner of Bios COF. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III, and is the general partner of Bios Equity COF. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by Bios Directors, the Bios Equity II Entities, the Bios Equity III Entities and Bios COF. Percentage based on 9,866,118 Shares, consisting of (i) 9,761,425 Shares outstanding as of December 19, 2025, provided by Issuer, (ii) 0 Shares issuable upon exercise of the Bios Directors Options and (iii) 104,693 Shares issuable upon exercise of Bios COF Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: IN8BIO, INC.
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 6 is incorporated herein by reference. The closing of the transactions contemplated by the Warrant Exchange Agreement took place on May 2, 2025. Bios COF acquired the Pre-Funded Warrants (i) using cash from working capital from capital contributions and funds from lines of credit entered into in the ordinary course of business and (ii) through the surrender for cancellation of the Series A Warrants and Series B Warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 6 below, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer during the 60 days prior to the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to a Warrant Exchange Agreement (the "Warrant Exchange Agreement"), dated as of April 26, 2025, between the Issuer and Bios COF, Bios COF purchased from the Issuer in a private placement 1,148,482 pre-funded warrants (the "Pre-Funded Warrants") to purchase one share of Common Stock in exchange for the surrender by Bios COF for cancellation of (i) 574,241 Series A Warrants to purchase one share of Common Stock (the "Series A Warrants"), (ii) 574,241 Series B Warrants to purchase one share of Common Stock (the "Series B Warrants") and (iii) payment to the Issuer of $204,774.34 in cash. The closing of the transactions contemplated by the Warrant Exchange Agreement occurred on May 2, 2025 . The Pre-Funded Warrants have an exercise price of $0.0001 per share, will be exercisable immediately and will be exercisable until the Pre-Funded Warrants are exercised in full.; provided, however, that the exercise of such Pre-Funded Warrants is subject to a 9.99% beneficial ownership limitation.
The summary of the Warrant Exchange Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Amendment No. 1, filed December 15, 2023)
Exhibit 99.2: Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)
Exhibit 99.3: Form of Series C Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)
Exhibit 99.4: 2024 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2024)
Exhibit 99.5: Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2025)
Exhibit 99.6: Amendment No. 1 to 2024 Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2025)
Exhibit 99.7: Warrant Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2025)

## Signatures
- BIOS Fund II, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Fund II QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Fund II NT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Incysus Co-Invest I, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Fund III, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Fund III QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Fund III NT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- Bios Clinical Opportunity Fund, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BP Directors, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- Bios Equity Partners, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- Bios Equity Partners II, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Equity Partners III, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- Bios Equity COF, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- Cavu Management, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Capital Management, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- Cavu Advisors, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- BIOS Advisors GP, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (12/24/2025)
- Kreis Leslie W.: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Leslie W. Kreis, Jr. (12/24/2025)
- Fletcher Aaron G.L.: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Aaron G.L. Fletcher (12/24/2025)
Comment: BIOS FUND II, LP By: Bios Equity Partners II, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS FUND II QP, LP By: Bios Equity Partners II, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS FUND II NT, LP By: Bios Equity Partners II, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS INCYSUS CO-INVEST I, LP By: Bios Equity Partners II, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS FUND III, LP By: Bios Equity Partners III, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS FUND III QP, LP By: Bios Equity Partners III, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS FUND III NT, LP By: Bios Equity Partners III, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS CLINICAL OPPORTUNITY FUND, LP By: Bios Equity COF, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner BP DIRECTORS, LP By: Bios Equity Partners, LP, its general partner By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS EQUITY PARTNERS, LP By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS EQUITY PARTNERS II, LP By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in Fact BIOS EQUITY PARTNERS III, LP By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner By: /s/ John Fucci John Fucci Attorney-in-Fact BIOS EQUITY COF, LP By: Bios Capital Management, LP, its general partner By: Bios Advisors GP, LLC, its general partner CAVU MANAGEMENT, LP By: Cavu Advisors, LLC, its general partner By: /s/ John Fucci Attorney-in-Fact BIOS CAPITAL MANAGEMENT, LP By: Bios Advisors GP, LLC its general partner By: /s/ John Fucci Attorney-in-Fact